

September 18, 2020

Ms. Jue Yao
Director and Chairwoman of the Special Committee
Yintech Investment Holdings Limited
3rd Floor, Lujiazui Investment Tower
No.360 Pudian Road, Pudong District
Shanghai, 200125
People's Republic of China

>   **Re: Yintech Investment Holdings Limited**
>   **Schedule 13E-3**
>   **Filed on September 16, 2020 by Yintech Investment Holdings Limited et al.**
>   **File No. 005-89642**

Dear Ms. Yao,

     We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

     Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

     If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

<u>Schedule 13E-3</u>

<u>General</u>

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document distributed to unaffiliated security holders. At present, the required legend seems to appear only on the cover page of the Schedule 13E-3. Unless the cover page codified at Rule 13e-100 will be distributed in addition to the disclosures thereunder, please revise or otherwise confirm the legend will be appearing on the outside front cover page of a disclosure document actually distributed to unaffiliated security holders.

2. The disclosure required by paragraph (e) of Rule 13e-3 must be distributed to unaffiliated security holders pursuant to Rule 13e-3(f)(1)(i). To the extent the filing in its entirety is not being distributed, please advise us why the disclosure under Item 4(e) may be withheld.

Recommendation of the Special Committee to the Yintech Board, page 24

3. Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board (or the Special Committee). The term "subject company" is defined in Item 1000(f) of Regulation M-A. Please revise to state, if true, that the Board produced the fairness determination on behalf of Yintech. Where applicable, please make conforming changes throughout the disclosure document.

Reasons for the Merger and Position of the Special Committee and the Yintech Board, page 35

4. The discussion of the factors considered in support of the fairness determination allude to a going concern value, but does not appear to quantify an exact value. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board and/or Special Committee on behalf of Yintech when the issuer's required fairness determination was made. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

5. The disclosure indicates at page 37 that "the Special Committee and the Yintech Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders…" Please advise us, with a view toward revised disclosure, how Yintech complied with its disclosure obligation under Item 1014(c)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Position of the Buyer Group as to the Fairness of the Merger, page 38

6. The Buyer Group noted the Merger is not subject to a shareholder vote. Please advise us, with a view toward revised disclosure, how the Buyer Group complied with Item 1014(d)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

7. In making the fairness determination, an expectation exists that a discussion in reasonable detail will be provided of the material factors upon which the belief stated in paragraph (a) of Item 1014 of Regulation is based. In 1981, the Division of Corporation opined that "when a factor which would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the Item 8 disclosure [under Schedule 13E-3] understandable and complete." Refer to the Response to Question 20 in Exchange Act Release 17719 (April 13, 1981).

Primary Benefits and Detriments of the Merger, page 53

8. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

9. Yintech recorded a net loss for the fiscal year ended December 31, 2018. To the extent net operating losses exist, please disclose that unaffiliated security holders will not benefit from Yintech's future use of any net operating loss carryforwards to shelter future earnings from taxation. Please quantify that benefit to the extent practicable, and identify the constituency or constituencies expected to benefit from any such use of operating loss carryforwards. See Item 1013(d) of Regulation M-A and Instruction 2 thereunder.

Effect of the Merger on the Company's Net Book Value and Net Income, page 55

10. Please advise us, with a view towards revised disclosure, why disclosure of the interests held by the affiliates other than Parent have not been expressed in dollar amounts and percentages in the subject company's net book value and net earnings. See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Summary Financial Information, page 65

11. Given that financial statements have been incorporated by reference (and not reprinted) in order to fulfill Yintech's disclosure obligations, a summary of the financial information required by Item 1010(a) must be included pursuant to Instruction 1. Accordingly, the summarized financial information on pages 65-67 should have been prepared in accordance with Item 1010(c) of Regulation M-A. Please revise to disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

Exhibits (c)(1) and (c)(2) | Disclaimers by Duff & Phelps, LLC

12. Duff and Phelps' representation on page 44 that its express consent was required before the opinion it furnished "solely for the use and benefit of the Special Committee" could be used by any other person limits reliance by unaffiliated security holders. A disclaimer in Exhibit (c)(2) similarly explains that written consent is needed as a prerequisite to the inclusion of any Duff & Phelps materials, including its opinion, and states the materials were otherwise prepared for the exclusive use of the Special Committee. Please include disclosure in the associated transaction statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively

stating, if true, that Duff & Phelps consents to the inclusion of such materials in this filing and unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that Yintech Investment Holdings Limited is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: David T. Zhang, Esq.